December 21, 2009

VIA EDGAR

Securities and Exchange Commission

Attn.:    Jim B. Rosenberg,

    Senior Assistant Chief Accountant

Mail Stop 6010

100 F. Street, N.E.

Washington, DC 20549-6010

Re:        Inspire Pharmaceuticals, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2008

     Filed March 13, 2009

     DEF 14A

     Filed March 26, 2009

     File No. 001-31577

Dear Mr. Rosenberg:

On behalf of Inspire Pharmaceuticals, Inc. (“Inspire”), I am responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 10, 2009, relating to the above-referenced reports (collectively, the “Reports”).

I am writing to inform you that Inspire has commenced a review of the Staff’s comments (“Comments”) contained in the letter, as well as the related sections of the Reports. As requested in the Staff’s letter, Inspire intends to provide responses to the Comments no later than February 1, 2010 for comments relating to our Form 10-K and no later than March 15, 2010 for comments relating to our Schedule 14A. Our intention would be to respond to, and have bilateral resolution on, Comments prior to our expected filing of our Fiscal 2009 Form 10-K, which we intend to file on or about March 12, 2010, and prior to the expected filing of our Schedule 14A relating to our 2010 annual meeting of stockholders, which we intend to file on or about April 16, 2010.

Please direct any further comments or questions regarding the Reports or this letter to me at (919) 287-1267.

Sincerely,

/s/ Thomas R. Staab, II
Thomas R. Staab, II,
Chief Financial Officer and Treasurer

4222 Emperor Boulevard, Suite 200 — Durham, North Carolina 27703

Telephone 919.941.9777 — Fax 919.941.9797

cc:        Christy L. Shaffer, Ph.D.

    Joseph M. Spagnardi, Esq.

    Terry L. Bowling

    Edward P. Bromley III, Esq.

4222 Emperor Boulevard, Suite 470 — Durham, North Carolina 27703

Telephone 919.941.9777 — Fax 919.941.9797